SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

P.E.

JULY 23, 2002

Banco Santiago

(Exact name of Registrant as specified in its charter)

Republic of Chile
(Jurisdiction of Incorporation)

Bandera 201
Santiago, Chile
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:)

Form 20-F __X__ Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:)

Yes ___ No __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):) __Not applicable__

BANCO SANTIAGO

TABLE OF CONTENTS

BANCO SANTIAGO

www.bancosantiago.cl

For Release: *IMMEDIATELY*

Contact:

Desirée Soulodre
(562) 647-4747
dsoulod@bancosantiago.cl

Neil McGuinness
(562) 647-6482
nmcguin@bancosantiago.cl

Banco Santiago's Extraordinary Shareholders Meeting

- SANTIAGO, July 18, 2002 – Banco Santiago (NYSE :SAN) announced that in the extraordinary shareholders' meeting held today, the merger with Banco Santander was approved.
- The Board of Directors of the merged bank will be conformed by the following members:
- Chairman of the board Mr. Mauricio Larraín
- First Vice Chairman Mr. Marcial Portela
- Second Vice Chairman Mr. Benigno Rodríguez
- Directors Messrs. Víctor Arbulú, Juan Colombo, Vittorio Corbo, Juan Andrés Fontaine, Gerardo Jofré, Roberto Méndez, Carlos Olivos and Roberto Zahler.
- Alternate Directors, Messrs. Víctor Barallat and José Juan Ruiz
- Also, in the Board meeting held after the shareholders' meeting, Mr. Fernando Cañas was confirmed as Chief Executive Officer of the merged bank.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

Banco Santiago

Date: July 23, 2002

By: [signature]

Name: Juan Pedro Santa María

Title: General Counsel